VIA EDGAR

May 3, 2019

J. Nolan McWilliams

Attorney-Advisor

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Corteva, Inc.
Registration Statement on Form 10-12B
File No. 001-38710

Dear Mr. McWilliams:

Reference is made to the Registration Statement on Form 10 (File No. 001-38710) (as amended, the “Registration Statement”), filed by Corteva, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

The Company hereby respectfully requests that the effective date of the Registration Statement be accelerated to 4:05 pm., Eastern time, on May 7, 2019, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder.

If the staff of the Commission has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Ryan J. Dzierniejko, of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) at (212) 735-3712 or Brandon W. Bailey of Skadden at (212) 735-2654. The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to either Mr. Dzierniejko or Mr. Bailey and that such effectiveness also be confirmed in writing.

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Very truly yours, CORTEVA, INC.

By:	/s/ Gregory R. Friedman
Name: Gregory R. Friedman Title: Executive Vice President, Chief Financial Officer